FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2016

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________
NATIONAL WESTMINSTER BANK Plc
DIVIDEND ON SERIES A NON-CUMULATIVE PREFERENCE SHARES OF £1.00 FOR THE SIX MONTHS TO 16 APRIL 2017
The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of £1.00 each for the six months to 16 April 2017. The dividend will be paid on 18 April 2017 at the undernoted rate to holders on the register at the close of business on 10 March 2017.
Series	Dividend payable per share
Series A	£0.045

DIVIDEND ON SERIES C NON-CUMULATIVE PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 APRIL 2017
The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of US$25.00 each for the three months to 16 April 2017. The dividend will be paid on 18 April 2017 at the undernoted rate to holders on the register at the close of business on 10 March 2017.
Series	Dividend payable per share
Series C	US$0.539075

23 February 2017
Legal Entity Identifier:

213800IBT39XQ9C4CP71

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: 23 February 2016

NATIONAL WESTMINSTER BANK PLC (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill Title: Deputy Secretary